Exhibit D.2
STATE OF CONNECTICUT




DEPARTMENT OF PUBLIC UTILITY CONTROL
TEN FRANKLIN SQUARE
NEW BRITAIN, CT 06051



DOCKET NO. 96-12-16


APPLICATION OF THE CONNECTICUT LIGHT AND POWER COMPANY WITH RESPECT TO INTEREST RATE MANAGEMENT INSTRUMENTS



March 5, 1997

By the following Commissioners:


Glenn Arthur
Reginald J. Smith
Janet Polinsky






DECISION








DECISION

I.    INTRODUCTION

A.    SUMMARY

 This Decision allows the Connecticut Light and Power Company (CL&P or Company) to use an Interest Rate Management Instrument (IRMI) program to control interest rate risk and cost, while furnishing the Department of Public Utility Control (Department) with reassurance that the IRMIs will be sufficiently controlled and monitored. The Company may initiate IRMIs without prior approval of the Department; except in certain instances where pre-filing of information is required. (see pp. 8-11) The Company has proposed several parameters which it believes will constrain the IRMI program in order to assure that the financial condition of the Company is not jeopardized nor result in windfall profits at the expense of additional ratepayer risk. Response to Interrogatory EL-21(b). In the course of this proceeding the Company acquiesced to several modifications to its parameters in order to provide the Department with additional assurance and oversight of the program. These modifications are further discussed below. Response to EL-21 (a) to (h); Response to Late Filed Exhibit LFE-2. All parameters are summarized in Appendix A to this Decision.

B.    APPLICANT'S PROPOSAL AND EVIDENCE

 By application filed December 17, 1996, and submitted pursuant to
Section 16-43 of the General Statutes of Connecticut. The Connecticut Light and Power Company requests Department approval to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward rate agreements or any other similar agreements (Interest Rate Management Instruments or IRMIs) for the period ending December 31, 2001, in total notional principal amount <F1> not to exceed 25% of the Company's total outstanding debt at any one time. The Company seeks authority to employ IRMIs as a means to prudently manage its outstanding short-term and long-term debt in order to achieve some control over the impact of interest rate movements on the Company's earnings and on customer's rates and to prudently manage the risk associated with new short-term and long-term debt issuances. Application, p. 1 <F2>.

 CL&P states that its IRMI objective is to optimize its variable-to-outstanding debt ratio and mitigate the exposure of customer rates and earnings to changes in interest rates. The Company believes that the use of IRMIs will allow it to manage its debt portfolio by using synthetic financial instruments to: (1) convert variable rate debt to fixed rate debt; (2) convert fixed rate debt to variable rate debt; (3) limit the impact of interest rate changes; and (4) provide an option to utilize IRMIs in future transactions for both existing and planned debt issuances. Application, Exhibit A, pp. 1-2.

 The Company proposes to limit its ability to use IRMIs by establishing certain parameters regarding their use. The first parameter would require that the notional principal amount of IRMIs not exceed 25% of CL&P's total outstanding debt <F3> at any one time. As of September 30, 1996, CL&P's total outstanding debt stood at $2,098,810,680 and the corresponding 25% limit on its notional principal would be $524,702,670. As of September 30, 1996, the Company has approximately $720 million dollars in variable rate debt, $582 million net of cash. These debt figures translate to 34.3% and 27.75% variable debt to total outstanding debt, gross and net of cash, respectively. In the course of this proceeding, the Company revised its position and stated that it would not be opposed to a maximum limitation of 20% of total outstanding debt, as it believed 20% would still provide it with the flexibility to manage its interest rate exposure. However, a limit lower than 20% would significantly diminish the program's success by resulting in additional transaction costs or time delays should CL&P need to apply to the Department for additional authorizations. Response to Late Filed Exhibits LFE-21 (g); LFE-21(h); Tr. 1/30/97, pp. 175-176; Tr. 2/5/97, pp. 162-163.
While the Company is comfortable with its present 30% variable rate debt exposure, its current exposure gives it a greater tendency to use IRMIs to reduce exposure to variable rate debt than to increase this exposure. As such, the Company would not be opposed to having this parameter skewed against variable rate debt, i.e., more restrictive with regard to using IRMIs to increase variable debt exposure than with regard to using IRMIs to decrease such exposure. Tr. 1/30/97, pp. 177-181.

 The second parameter would limit the notional principal amount of the IRMIs to that of the underlying debt instruments and related interest exposure. By imposing this particular limitation the Company is precluded from engaging in leveraged or speculative transactions. The final parameter would limit the IRMI's tenor <F4> to the maximum maturity of the underlying Company debt, or the maturity of anticipated specific future debt issuances proportional to the amount of indebtedness at each maturity. Application, Exhibit A, p. 2; Responses to Interrogatories EL-2, EL-6; Responses to LFE-2,
p. 5 and Exhibit A.

 The Company also stated it would not enter into several types of IRMIs where interest rates had the following characteristics:

 A. Floating-to-fixed interest rate swap in which the swap fixed interest rate would exceed the higher of (1) 200 basis points over the yield in U.S. Treasury obligations of comparable maturities or (2) the fixed interest rate similar issuers pay in respect of comparable debt bearing comparable maturities; and

 B. Fixed-to-floating interest rate swap in which the swap floating interest rate would be more than 200 basis points over the applicable interest rate used for the swap.

 The Company stated it would only enter into a floating-to-fixed interest rate swap in cases where the estimated total costs of issuing the swap are less than the total costs of issuing fixed rate debt. Application, Exhibit A, pp. 4-5.

 In response to staff cross examination, the Company refined its 200 basis point limit on its swap spread for floating-to-fixed rates. The table below summarizes the Company's proposed limits as refined.

Term (Years)                   Proposed Limit

Up to 5 Years                  60 basis points
More than 5 Years to 10 Years       100 basis points
More than 10 Years to 34.5 Years    200 basis points


 The Company stated that IRMI costs are commensurate with interest rate volatility and tenor; thus longer term IRMIs which are associated with more uncertainty have a greater cost. The above limits are established to provide the Company with reasonable flexibility yet furnish the Department with comfort and reassurance that IRMIs will be held to reasonable levels as characterized by today's interest rate environment. Tr. 2/5/97, pp. 195-200; Response to Late Filed Exhibit LFE-2 (Supplemental).

 CL&P will also utilize other parameters in its selection and development of IRMI's. The Company will utilize IRMI interest rate indices which closely correspond to the underlying interest rate indices of the analogous Company debt. These include the London Interbank Offered Rates (LIBOR), commercial paper indices, and the Federal Funds rate. Additionally, the Company will enter into IRMI contracts with counterparties whose senior debt is rated BBB+ or better by the Standard and Poor's Corporation (S&P) or an equivalent rating from another reputable credit rating firm. Additionally, the Company proposes to have at least 75% of the outstanding IRMI principal amount held by counterparties with an S&P rating of A or better, or an equivalent rate from other credit rating firms. Application, Exhibit A, pp. 2-3. The Company believes there is still a very strong likelihood of repayment from BBB+ rated banks. Including BBB+ rated counter parties enhances the universe of banks the Company can do business with and provides CL&P the opportunity to save on transaction costs by dealing with a lower rated, but potentially more competitively priced, counterparty offer. The Company does not believe that an intermediary figure would allow flexibility, meaning the choice would either be 75% A or better or 100% A or better and not something in between. Tr. 2/5/97, pp. 170-171; 173; 180.

 The Company's Application also described the terms and conditions it intends on using for its proposed IRMI's. The Company will use similar transactions to those of the International Swap Dealers Association, Inc.
(ISDA) Master Agreement (Master Agreement). The Company proposes to enter into an individual Master Agreement with each proposed counter party.
Exhibit B.1 of the Company's Application details the ISDA Master Agreement and the typical terms and conditions include, but are not limited to, notional principal amount, effective date, maturity, and rates. Exhibit B.2, Northeast Utilities System's Financial Risk Management Program and Policies, sets forth the Company's IRMI program procedures and guidelines.
Application, Exhibit A, p. 3; Exhibit B.2.

 The Company's evidence also included estimates of the cost involved with the proposed IRMI's. The Company states the individual IRMI's costs are difficult to predict as each is subject to such variables as tenor, strike rate, notional principal amount, market liquidity for the particular IRMI type, interest rate volatility, and interest rate forecasts. For IRMI's requiring up-front payments, the Company will limit IRMI transaction costs to 5% of the principal amount. The Company estimates the cost of NUSCO labor time expended in the use of IRMIs to not exceed $10,000 per transaction.
Only the actual costs incurred in connection with specific IRMI transactions will be charged to CL&P by NUSCO. The actual costs charged will be processed through NU's computer based accounting system, Management Information and Budgeting System (MIBS). Application, Exhibit A, p. 4-5.

 In response to staff cross examination, the Company refined its 5% (500 basis point) limit on its up-front payments as a percentage of principal amount. The table below summarizes the Company's proposed limits.

Term (Years)                   Proposed Limit

Up to 5 Years                  200 basis points
More than 5 Years to 10 Years       300 basis points
More than 10 Years to 34.5 Years    500 basis points

The Company stated that IRMI up-front payments are commensurate with tenor since longer term IRMIs require greater payments than shorter term issues due greater interest rate uncertainty. Tr. 2/5/97, pp. 183-186; Response to Late Filed Exhibit LFE-2(Supplemental).

 The Company's credit rating is not expected to affect the pricing of the individual IRMI's, but could affect the terms, such as required collateral, of the IRMIs. The Company did not include pro-forma financial statements as it is difficult to determine the impact of IRMIs prospectively, but would fully disclose the extent of IRMI transactions in accordance with Securities and Exchange Commission's (SEC) requirements under the Public Utility Holding Company Act of 1935 and other financial disclosure requirements as established by Generally Accepted Accounting Principles (GAAP) and by Financial Accounting Standards Board (FASB). Application, Exhibit A, pp. 5-6.

D.    CONDUCT OF THE PROCEEDING

 By Notice of Hearing dated January 7, 1997, the Department opened the proceeding and scheduled a public hearing, at its offices, 10 Franklin Square, New Britain, Connecticut, for January 14, 1997, at which time the hearing was opened and immediately continued to January 15, 1997. Following the January 15, 1997 hearing and by Notice of Continued Hearing, the hearing in this matter was continued to January 30, 1997. The hearing in this matter was continued from the bench until February 5, 1997, at which time the hearing was closed.

 All parties were offered the opportunity to file Briefs and Reply Briefs on February 11th and 13th respectively. The Department issued a draft Decision in this docket on February 21, 1997. All parties were provided an opportunity to file written exceptions to and present oral argument on the draft Decision.

E.    PARTIES TO THE PROCEEDING

 The Department recognized The Connecticut Light and Power Company, P.O.
Box 270, Hartford, Connecticut 06141-0270 and the Office of Consumer Counsel
(OCC), 10 Franklin Square, New Britain, Connecticut 06051 as parties to the proceeding.

F.    JURISDICTION

 The question of whether Department approval of this application is required centers on General Statutes of Connecticut sec. 16-43 which, in part, concerns the issuance and approval of securities and provides that:

(a) No public service company, without having first obtained the approval of the department of public utility control, shall: ... (2) issue any notes, bonds or other evidences of indebtedness or securities of any nature or lend or borrow any moneys for a longer period than one year for any purpose other than paying the expenses, including taxes, of conducting its business or for the payment of dividends, or amend any provision of an indenture or similar financial instrument if such amendment would affect the issuance or terms of any such notes, bonds or other evidences of indebtedness or securities, ... The department shall approve or disapprove each such issue or amendment within thirty days after the filing of a written application for such approval unless the applicant agrees to an extension of time.

 It is quite likely that IRMI's were not contemplated at the time this statute was drafted. The Company notes that the question of whether the Department has jurisdiction over IRMI's is unclear and that the case law and regulatory rulings on this issue are inconsistent. CL&P Brief, pp. 2-3. The Company deemed it prudent to file this application for approval but would not oppose an order disclaiming jurisdiction by the Department. CL&P Brief, p. 3.

 The Department concludes that approval of an individual IRMI or an IRMI program such as this requires Department approval since these instruments de facto alter, by synthetically overlaying, the terms of previously authorized securities. Regulations of Connecticut State Agencies section 16-1-61(a)(4) require that companies seeking Department approval of a securities issuance under Conn. Gen. Stat. Section 16-43 provide the terms of the issuance, including rate of interest. IRMI's effectively constrain or alter existing interest rate risk which was previously approved by the Department. Therefore, where an IRMI in essence amends an underlying security, Conn. Gen. Stat. Section 16-43 applies. In this analysis, the Department has not considered whether an IRMI standing alone without an underlying security also falls within the Department's jurisdiction and will leave that question for another day. However, the Department notes that such an action would be of questionable prudence for a public utility.

III.  DEPARTMENT ANALYSIS

 The Department's finds the Company's IRMI proposal, as originally submitted, to be very broad in scope and initiatory. The proposal goes well beyond any of the prior approvals the Department has authorized with respect to IRMIs, such as swaps, to CL&P or any of the other companies the Department regulates. To date the Department has approved the use of IRMIs in specific cases, e.g., Decision dated April 15, 1986, in Docket No. 85-11-14, Application of The Connecticut Light and Power Company for Approval of an Interest Rate Swap and Fixed Rate Term Loan. The Decision in Docket No. 85-11-14 approved CL&P's use of an interest rate swap in conjunction with the issuance of a specific fixed rate term loan. In situations such as Docket No. 85-11-14, the Department has authorized the use of a particular derivative instrument in conjunction with the issuance of a specific underlying debt instrument. In such situations the Department had information which was known at the onset of each transaction, such as the type of financial derivative instrument being proposed and its relationship to a specific underlying debt instrument. Under the Company's current proposal, the Department is requested to authorize the Company to utilize IRMIs on all its current and future underlying debt as long as the Company remains within its parameter to limit the total notional principal amount to 25% of the outstanding debt at the time. This implies that the notional principal amount limit changes as the Company increases or decreases its underlying debt.

 If approved, this Application provides the Company with the ability to vary its fixed to variable debt mix within a wide range. The table below shows the range that the net of cash, fixed to variable debt mix can fluctuate under the Company's 25% limit of total notional principal amount.

Debt Mix   Current Rations(%)  Potential Ratios(%)

                          Convert         Convert
                     Variable to Fixed   Fixed to Variable

Fixed      72.25%              97.25%         47.25%
Variable   27.75%               2.75%         52.75%

 The use of IRMIs overlaid on to the Company's authorized capital can result in the fixed to total debt mix ranging from a maximum of 97.25% to a minimum of 47.25%. Conversely, the variable to total debt mix can range from a maximum of 52.75% to a minimum of 2.75%, all without prior approval from this Department.

 The potential increase in variable rate debt, to a maximum of 52.75% of total debt under the current capital structure, is of particular concern to the Department since variable rate debt is by its nature more risky and uncertain. The additional exposure to variable rate debt in the Company's capital structure exposes the Company to increased interest rate volatility. The trade-off is that variable rate debt tends to be cheaper than fixed rate debt. Thus, while the conversion of fixed rate debt to variable rate debt brings increased exposure to interest rate volatility, it generally results in lower interest rate expense.

 The Department is concerned with the broad latitude being requested by the Company. Several of the proposed parameters result in only very broad limits on the program. The Department's concern stems from several factors. First, the Department believes that the limits as proposed by the Company may be needlessly generous in most IRMI transaction situations. For example, the proposed 200 basis point swap spread limit on swap transactions may be appropriate for longer term underlying debt maturities, such as those with 34 year terms, but not appropriate for those with shorter terms, such as 3 months or 5 years.

 Second, the Department is mindful of the Company's current financial situation due in large part to difficulties with the Company's nuclear operations. Consequently, the Department is careful to evaluate situations where the Company may contemplate taking on additional risk for the future in order to benefit today from a cash inflow, e.g., initiating a fixed-to-floating interest rate swap, stand alone sale of an interest rate floor and/or cap. Since the Company's financial condition may change over the course of the IRMI program's tenure, a review of the program may be necessary to evaluate program appropriateness in light of future unforeseen changes to CL&P's financial condition.

 Finally, the Department is aware that the financial derivative instruments proposed for use in this Application are the subject of continuous revision and change by the Wall Street practitioners who develop them and of the plethora of nomenclature involved in the IRMI market. While we do not want to restrict the Company from using an instrument simply because Wall Street practitioners have re-named it, we are concerned with the potential association of a very complex and exotic financial instrument with a familiar term.

 The Department does not want to unduly restrict CL&P at this juncture, but must consider the additional risks ratepayers may face should the Department authorize the Application as initially proposed by the Company. The Department believes an IRMI program, in a modified form, can provide CL&P with the ability to manage its interest rate risk while providing the Department with control over the program's impact on ratepayer risk and rates.

 The Department's analysis focused on several of the parameter modifications necessary for sufficient control of the program. Additionally, the Department reviewed the entire IRMI program and its affect on the Company's financial condition and capital structure.

A.    NOTIONAL PRINCIPAL AMOUNT

 The Department believes that the Company's request regarding the 25% limit on notional principal amount is overly broad as it would allow variable rate debt to effectively increase to a maximum of 52.75% without approval from this Department. The Department is uncomfortable with the Company having such broad latitude in varying the fixed to variable debt mix given the risks associated with variable rate debt. The Department finds 20% of the total outstanding debt a more appropriate limit and the Company has indicated that such a limit is acceptable and workable. The Department authorizes CL&P to utilize IRMIs in total notional principal amount not to exceed 20% of the Company's total outstanding debt at any one time. Additionally, the Department finds that should the Company need to synthetically convert its variable rate to fixed rate debt in order to mitigate interest rate volatility and its exposure to these risks; it should have the opportunity. Therefore, the Department authorizes the Company to effectively manage its variable interest rate exposure in the range of approximately 50% to 0% variable rate debt to total outstanding debt, assuming its current 30% variable rate debt exposure <F5>.

B.    IRMI PROGRAM TERM

 The Company requested approval for the period ending December 31, 2001.
The Department feels that given the initiatory nature of this proposal and the complex issues and financial derivative instruments involved, this program should be treated as a pilot program with a subsequent review of the program's appropriateness after a sufficient period of time after the first issuance of an IRMI instrument. Additionally, the Department feels it necessary to review the program should the Company's current financial condition change dramatically during the course of the IRMI program's term. An example of what would constitute such a dramatic change would be a downgrading to non-investment grade of the Company by the rating agencies such as Standard & Poor's (S&P). The Department shall review the appropriateness of the IRMI program as described in the Orders below.

C.    IRMI INSTRUMENTS USE

 1.   Approved IRMIs for Program

 In its Application, CL&P requests Department approval to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward rate agreements or any other similar agreements. These IRMI instruments can take on a variety of personas utilizing very similar terminology. For instance, there can exist a variety of interest rate caps using similar terminology but with radically different risks and/or outcomes. One example is a momentum cap which caps the interest rate at different levels over time. Although it may sound unusual, this type of cap performs very similar to a basic cap, except that it changes the degree of risk a company takes on over time. Another dramatically different cap may be termed a Brazilian index cap. This instrument caps rates relative to the Brazilian Coffee Index and is very different from the standard definition of a cap since it takes on additional risks such a foreign exchange rate and commodity risks that go well beyond the risk of U.S. interest rate volatility <F6>.

 The Department finds it is important to strictly define the types of instruments the IRMI program will be comprised of and to restrict the Company to IRMIs which closely match the underlying debt the Company plans on hedging. During the course of the hearing, the Company revised its IRMI definition to be inclusive of swaps, collars, caps, floors, futures, swaptions and forward rate agreements. The Department will restrict the Company to IRMIs consistent with this revised definition. Furthermore, the Department prohibits CL&P from utilizing exotic financial derivatives and requires that the Company only use IRMIs that are of the "Plain Vanilla" <F7> IRMI type as defined above. Should the Company desire to utilize an IRMI which is outside of this IRMI definition, the Company will be required to file a separate application with the Department.

 2.   IRMI Pre-Filing

 The Department is also concerned with the Company's request to sell or write stand alone IRMIs, such as interest rate caps and floors, and its request to swap fixed for variable interest rates. The Department's concern regarding CL&P being authorized to write stand alone IRMIs is that in the process of writing such IRMIs, CL&P will take upon itself the risk of having to payout, to an IRMI purchasing party, at an the agreed upon strike rate with out the underlying offsets that would accompany an IRMI transaction. In an IRMI transaction, one counter party agrees to purchase and another agrees to sell the IRMI with the purchasing party paying a transaction cost and obtaining the guarantee that the seller (or writer) of the transaction will be pay the purchaser the difference between the actual rate and strike rate.
<F8>.  The selling party receives premium income and provides the obligation to the purchaser that he will be paid the difference between actual and the strike rate. Without the underlying offsets, CL&P will be taking on a role that goes beyond its core responsibility of an electric company hedging interest rate volatility to a company that acts more like a financial intermediary. Writing stand alone options would require CL&P to establish a loss reserve system and other like additional financial monitoring mechanisms.

 The Department is also concerned with the Company's proposal to engage in fixed-to-floating interest rate swaps in which the swap spread would be more than 200 basis points over the corresponding treasury bill or bond rate. The option to engage in a fixed-to-floating swap provides CL&P with the ability to take higher cost, higher rate fixed and substitute it for lower cost variables to generate some short-term cash flow. In the course of taking such action, the Company exposes itself to more risk and uncertainty, i.e., interest rate volatility. Given the Company's current financial situation the Department is cautious to not authorize financing avenues which may at a later date unduly increase ratepayer's risks and rates.

 However, the Department does not want to prevent the Company from writing such IRMIs in situations where they are necessary to manage the Company's interest rate risk. In the course of the proceedings, the Company revised its application to state that it would not be opposed to an Order requiring pre-authorization in cases where it plans on selling stand alone IRMIs, but it would be opposed in cases where it would utilize a collar <F9>. In Response to Late Filed Exhibits LFE-5 and LFE-5 (Revised), the Company put forth its proposal for information to be filed in a pre-authorization form in situations where it wants to sell stand alone IRMIs.

 The Company also put forth in Late Filed Exhibits LFE-5 and LFE-5
(Revised) a proposal to address the Department's concern regarding fixed-to-floating interest rate swaps. The proposal would be used for Department pre-authorization to engage in the above mentioned transactions and would require an expedited response time, no more than 3 days, in order to accommodate the dynamic nature of the IRMI market.

 The Department finds that pre-authorization requiring such expedited treatment is not suitable for conducting a through review. Therefore, the Department finds that the above mentioned pre-authorization information for stand alone sale of IRMIs and fixed-to-floating swaps be filed as a pre-filing requirement. The Department would take up to 3 days to inform the Company that it should not proceed with the transaction. Should the Department not prohibit the transaction within the 3 day window, the Department may conduct an immediate post-review within 30 days limited to prudence and cost issues or restrictions related to subsequent IRMIs
transactions.   Should the Department take no action, it has reserved the
right to review the transaction during the Company's next general rate review. The Company should not misinterpret pre-filing requirements, as opposed to pre-authorization of the transaction, to be approval of the costs to be incurred. The Company is instructed to submit the pre-filing information as described in Late Filed Exhibits LFE-5 and LFE-5 (Revised) in the above described situations. Additionally, the Company will not engage in fixed-to-floating interest rate swaps in which the swap spread would be more than 200 basis points over the corresponding treasury rate or otherwise outside the general parameters described in Late Filed Exhibit LFE-2 (supplemental).

 3.   Swap Spread and Transaction Cost Limits

 The Department is also concerned regarding the broad limits the Company placed both on its swap spread (up to 200 basis points) and on its 5% maximum transaction cost for IRMIs requiring up-front payments. The Department finds that in both cases the Company has associated the need for the relatively high limits with the need to have the ability to hedge its longer term maturing debt. The Department finds that IRMI transaction costs are commensurate with tenor since longer term IRMIs are more costly to enter than shorter term issues due interest rate uncertainty. Consequently, the Department believes that a 200 basis point limit on a swaps spread is more appropriate for swapping longer term maturities than for shorter term maturities. Likewise, a 500 basis point limit on up-front payments is more appropriate for long term tenors than for shorter term ones. The Department finds that the limits developed by the Company in Late Filed Exhibit LFE-2(supplemental) and presented previously, for up-front transaction premiums and swap spreads, are more appropriate since each relates tenor with an associated basis point limit. The Department is aware that the limits which characterize today's interest rates and may not necessarily characterize future pricing levels. However, the Department finds that any issuance of an IRMI outside of these general parameters, in the absence of a dramatic change in the capital markets, signals that the Department should take a closer prudence review during the next general rate proceeding and during the review of this IRMI program as described in the Orders below.

IV.   FINDINGS OF FACT

1. IRMIs manage the impact of interest rate volatility on outstanding short-term and long-term debt.

2. CL&P requests approval to issue IRMIs in total notional principle amount not to exceed 25% of its outstanding debt, but stated that it would not be opposed to a maximum limitation in total notional principle amount of 20%.

3. A total notional principle amount limit lower than 20% would significantly diminish the program's success by resulting in additional transaction costs or time delays.

4.    The term of the IRMI program is for the period ending December 31, 2001.

5. At least 75% of the outstanding IRMI principal amount held by counterparties will have an S&P rating of A or better, or an equivalent rate from other credit rating firms.

6. The IRMI program will utilize similar transactions to those of the International Swap Dealers Association, Inc. (ISDA) Master Agreement (Master Agreement).

7.    The IRMI program procedures and guidelines are set forth in Exhibit B.2:
Northeast Utilities System's Financial Risk Management Program and Policies.

8. Individual IRMI's cost are difficult to predict as each is subject to such variables as tenor, strike rate, notional principal amount, market liquidity, etc.

9.    IRMI costs are commensurate with interest rate volatility and tenor.

10. Longer term IRMIs are associated with more uncertainty and consequently have a greater cost.

11. CL&P proposes a 200 basis point over comparable U.S. treasury obligation as its swap spread limit.

12.   IRMI up-front payments are commensurate with tenor.

13. Longer term IRMIs require greater up-front payments than shorter term IRMI due greater interest rate uncertainty.

14. CL&P will limit transaction costs to 5% of the principal amount on IRMI's requiring up-front payments.

15. The Company's credit rating is not expected to affect the pricing of the individual IRMI's,

16. The Company's credit rating could affect the IRMI's terms, such as required collateral.

17. CL&P will fully disclose the extent of IRMI transactions in accordance with requirement's of the SEC, GAAP and by FASB.

18. The Company's financial condition may change over the course of the IRMI program's tenure.

19. IRMI's are the subject of continuous revision and change by the Wall Street practitioners who develop them.

20. The parameters of the IRMI program as approved by the Department are summarized in Appendix A.


V.    CONCLUSION AND ORDERS

A.    CONCLUSION

1. The Company can use IRMIs in total notional principal amount not to exceed 20% of the Company's total outstanding debt at any one time. -. The Department believes that the Company's proposed IRMI program with the above discussed Departmental modifications should provide CL&P with the flexibility to adjust its exposure to interest rate volatility while providing the Department with the governance and oversight it needs to ensure this program is beneficial to ratepayers in the long run and in the public interest. The Department's analysis has focused on the issues of contention with respect to CL&P's IRMI program proposal. The issues and/or Company parameters which the Department found appropriate are summarized and included in Appendix A below and are incorporated into this Decision.





B.    ORDERS

 For the following Orders, please submit to the Executive Secretary an original and six (6) copies of the requested material, identified by Docket Number, Title (specify re-opening) and Order Number.


1. The terms and conditions under which the IRMI program operates shall be as specified by the Company in Exhibit B.2., Financial Risk Management Program Policies and Practices in its Application and no further material written or oral supplements to or material modifications shall be executed without prior written approval of the Department.

2. The Company shall submit, within 30 days following the completion of a swap transaction, an exhibit which 1) details the terms and conditions of the swap, such as Exhibit B.1, the ISDA's master agreement; 2) depicts the transaction costs; 3) depicts the new relationship between outstanding debt to IRMIs; 4) the estimated interest rate expense savings; 5) the affect to the capital structure and 6) the swap rate and swap spread.

3. The Company shall submit, within 30 days following the completion of a non-swap IRMI transaction an exhibit which: 1) details the terms and conditions of the IRMI; 2) depicts the transaction costs; 3) depicts the new relationship between outstanding debt to IRMIs; 4) the estimated interest rate expense savings and 5) the affect to the capital structure.

4. The Company will submit, within 180 days of the issuance of the first IRMI transaction, an exhibit showing the purpose, the terms, the current position of the transaction and any other information necessary to facilitate the Department's review of the program's continuation.

5. The Company will submit, within 360 days of its initial issuance of the first IRMI transaction, an exhibit showing the purpose, the terms, the current position of all the transactions entered in and any other information necessary to facilitate the Department's review of the program's continuation.

6. The Company will submit, within 30 days of dramatic change in its current financial condition, such as credit rating downgrade, an exhibit showing how the change affects the success of the IRMI program including the affect on terms such as required collateral.

7. The Company shall file a separate application should it desire to utilize an IRMI which is outside the IRMI definition as described in this analysis.

8. The Company shall submit the pre-filing information as described in Late Filed Exhibits LFE-5 and LFE-5(Revised) should the Company wish to engage in the stand alone sale of an IRMI and/or in a interest rate swap fixed to floating rates.

9. The Company will not engage in fixed-to-floating interest rate swaps in which the swap spread would be more than 200 basis points over the applicable interest rate used for the swap or outside the general parameters described.

10. The term of the IRMI program shall extend through December 31, 2001 with subsequent intermediary Department review as described in the Orders above.

11. At least 3 days prior to the issuance of IRMIs with pre-filing requirements, the Company shall submit the pre-filing information as described in Late Filed Exhibits LFE-5 and LFE-5 (Revised). After the initial 3 day pre-filing window, the Department may conduct an immediate post-review within 30 days limited to prudence and cost issues or restrictions related to subsequent IRMIs transactions.





DOCKET NO. 96-12-16

APPLICATION OF THE CONNECTICUT LIGHT AND POWER COMPANY WITH RESPECT TO INTEREST RATE INSTRUMENTS


This Decision is adopted by the following Commissioners:




Glenn Arthur


Reginald J. Smith


Janet Polinsky








CERTIFICATE OF SERVICE

 The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.



/s/Robert J. Murphy                      Date 3/11/97
Executive Secretary
Department of Public Utility Control
Appendix A

















APPENDIX A


Company Proposal

Quality Parameters:

1. Notional Principal amount of outstanding Interest Rate Management Instruments (IRMIs) not to exceed 25% of the total outstanding variable rate debt at any one time.

Department Authorized

Notional Principal amount of outstanding Interest Rate Management Instruments (IRMIs) not to exceed 20% of the total outstanding variable rate debt at any one time.

Company Proposal

Effective Period Parameter

2.  Proposed effective date of the order is through December 31, 2001.

Department Authorized

The Department will review IRMI program within 180 days of the issuance of the first IRMI transaction.

The Department will review the program's continuation within 360 days of its initial review of the issuance of the first IRMI transaction.

Company Proposal

Hedged Application Parameters:

3. Notional principal amount of any IRMI will not exceed that of the underlying debt instrument and related interest rate exposure, i.e., the Company will not engage in "leveraged" or "speculative" transactions.

Department Authorized

As Proposed

Company Proposal

Hedged Application Parameters:

4. IRMIs tenor will be limited to the maximum maturity of the underlying Company debt, or the maturity of anticipated specific future debt issuances proportionate to the amount to indebtedness at each maturity level.

Department Authorized

As Proposed

Company Proposal

Hedged Application Parameters:

5. Underlying interest rate indices of such IRMIs will closely correspond to the underlying interest rate indices of the Company's debt to which such IRMIs relate.

Department Authorized

As Proposed

Company Proposal

Counterparties Parameters:

6. The Company will enter into individual Master Agreements with each proposed counterparty. The terms and conditions will be the same or substantially similar to those of the International Swap Dealers Association, Inc. (ISDA) Master Agreement.

Department Authorized

As Proposed

Company Proposal

Counterparties Parameters:

7. The Company will enter into IRMIs with counterparties whose senior secured debt ratings, as published by Standard & Poor's Corporation, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investor Service, Inc., Fitch Investor Service Or Duff & Phelps.

Department Authorized

As Proposed

Company Proposal

Counterparties Parameters:

8. At any one time no more than 25% of the outstanding aggregate principal amount of IRMIs will be held by counterparties possessing credit ratings below Standard & Poor's Corporation "A" rating, and in no case lower than BBB+, or equivalent rating.

Department Authorized

As Proposed

Company Proposal

Costs Parameters

9. The premium paid for those IRMIs requiring upfront payments, such as interest rate caps, will be limited to five percent (5%) of the notional amount of the transaction.

Department Authorized

As Proposed

Company Proposal

Costs Parameters

10. The Company will limit transaction costs as measured by a "swap spread" to 200 basis points.

Department Authorized

The Company will not engage in fixed-to-floating interest rate swaps in which the swap spread would be more than 200 basis points over the equivalent treasury security's interest rate.

Additionally, the Company shall submit the pre-filing information as described in Late Filed Exhibits LFE-5 and LFE-5(Revised) should the Company wish to engage in the stand alone sale of an IRMI and/or in a interest rate swap fixed to floating rates.

Company Proposal

Disclosure Parameters

11. The Company will submit an annual informational report to the Commission in a format specifying the parties to each Interest Rate Management Instrument, the specific portfolio security subject to the hedge, the instrument type, the notional amount, the instrument features, cost, timing and any other relevant features.

Department Authorized

As Proposed

Company Proposal

Disclosure Parameters

12. The Company will fully disclose in its financial statements the extent of its Interest Rate Management Instrument transactions in accordance with current and future Commission requirements, generally accepted accounting principles, and Financial Accounting Standards Board ("FASB") practices.

Department Authorized

As Proposed

<F1>  Notional principal amount is the principal amount or quantity corresponding to the underlying debt whose interest rate is affected through the use of IRMIs. Response to Late Filed Exhibit 1.

<F2>  CL&P revised its IRMI definition to be defined inclusive of swaps, collars, caps, floors, futures, swaptions and forward rate agreements. Response to EL-21(e); Tr. 2/5/97, pp. 163-164.

<F3>  Total outstanding debt is the sum of outstanding short-term and long-
term debt rounded to the nearest million dollars.  Application, Exhibit A, p.
2;

<F4>  Tenor is the total period in which the IRMI is operative.  Response to Late Filed Exhibit 1.

<F5>  For example, if the actual variable interest rate exposure were 20% then the Company could effectively manage its exposure between 40% and 0% variable rate debt to total outstanding debt.

<F6>  Such instruments are termed "exotics."

<F7>  Plain Vanilla is a term used to describe the most basic form of a single-currency constant-notional principal interest rate instrument. The Department includes an IRMI where the notional amount could be amortized over a period of time when the underlying debt instrument is subject to a similar amortization. Tr. 1/30/97, p. 170.

<F8>  Strike rate is the interest rate at which the IRMI can be bought or sold.  Responses to Late Filed Exhibit LFE-1.

<F9>  Collar is the combination of a purchased cap and a written floor.  The premium earned from writing the floor can be used to offset the cost of purchasing the cap. Response to Interrogatory EL-21(d); Tr. 2/5/97, p. 207.